UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6*)

IDT CORPORATION

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

448947309

(CUSIP Number)

Howard S. Jonas

c/o IDT Corporation

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Howard S. Jonas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,084,869
	8	SHARED VOTING POWER 2,430,147
	9	SOLE DISPOSITIVE POWER 2,084,869
	10	SHARED DISPOSITIVE POWER 2,430,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,515,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

This Amendment No. 6 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 19, 1998, as previously amended by Amendment No. 1, thereto filed with the Commission on October 23, 1998, Amendment No. 2, thereto filed with the Commission on March 26, 1999, Amendment No. 3, thereto filed with the Commission on June 23, 2003, Amendment No. 4, thereto filed with the Commission on March 5, 2004, and Amendment No. 5, thereto filed with the Commission on March 6, 2023 (as so amended, the “Schedule 13D”).

Item 1. Security and Issuer

This Amendment relates to the shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of IDT Corporation (the “Company” or “IDT”). The principal executive offices of IDT are located at 520 Broad Street, Newark, New Jersey 07102.

Item 2. Identity and Background

This Amendment is being filed by Mr. Howard S. Jonas, 520 Broad St., Newark, NJ 07102.  Mr. Jonas is the Chairman and the Chairman of the Board of Directors of IDT Corporation.  During the last five years, Mr. Jonas has not been convicted in any criminal proceedings. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The matters set forth in Item 4 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On May 17, 2023, The HSJ 2020 IDT Annuity Trust transferred 1,811,711 shares of Class B Common Stock to The HSJ 2019 Remainder Trust.

On September 15, 2023, The HSJ 2022 Annuity Trust I transferred 530,076 shares of Class B Common Stock to Mr. Jonas’ direct holdings. Also on September 15, 2023, Mr. Jonas disposed of 17,700 shares of Class B Common Stock via bona fide gift to one or more third parties.

On October 18, 2023, Mr. Jonas disposed of 5,735 shares of Class B Common Stock via bona fide gift to one or more third parties.

On December 14, 2023, an aggregate of 1,574,326 shares of Class A Common Stock were transferred to IDT A Partners, L.P. (“IDT Partners”), a limited partnership formed among IDTA Capital, LLC, as general partner, and certain trusts, each for the benefit of a child of Mr. Jonas, with independent trustees, as limited partners. These shares of Class A Comon Stock were transferred to IDT Partners from its eight limited partners, as follows: (i) 196,791 shares from the Liora Jonas Stein 2020 Florida Trust; (ii) 196,791 shares from the Michael Jonas 2020 New Jersey Trust; (iii) 196,791 shares from the Samuel Jonas 2020 New Jersey Trust; (iv) 196,791 shares from the Jonathan Jonas 2020 South Dakota Trust; (v) 196,791 shares from the Joseph Jonas 2020 Alaska Trust; (vi) 196,791 shares from the Miriam Jonas 2020 New Jersey Trust; (vii) 196,790 shares from the Rachel Jonas 2020 Nevada Trust; and (viii) 196,790 shares from the Tamar Jonas 2020 Nevada Trust.

The sole general partner of IDT Partners is IDTA Capital, LLC, and Mr. Jonas is the sole manager of IDTA Capital, LLC. Accordingly, Mr. Jonas has sole voting and dispositive power over the shares of Class A Common Stock held by IDT Partners. Stockholders are entitled to three votes for each share of Class A Common Stock held by them and one-tenth of one vote for each share of Class B Common Stock held by them.

Item 5. Interest in Securities of the Issuer

Items 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

(a) As of the date of this Amendment, Howard S. Jonas beneficially owns an aggregate of 4,515,016 shares of Class B Common Stock consisting of the following: (i) 1,574,326 shares of Class A Common Stock (which are included herein because they are convertible into shares of the Company’s Class B common stock on a one-for-one basis) held by IDT Partners; (ii) 506,641 shares of Class B Common Stock held by Mr. Jonas directly; (iii) 197,641 shares of Class B Common Stock held by The Jonas Foundation; (iv) 1,811,711 shares of Class B Common Stock held by The HSJ 2019 Remainder Trust; (v) 78,016 shares of Class B Common Stock held by The HSJ 2022 Annuity Trust I; (vi) 342,779 shares of Class B Common Stock held by Chartwell Holding, LLC; and (vii) 3,902 shares of Class B Common Stock held by Mr. Jonas in his IDT Corporation 401(k) Plan account as of November 30, 2023.

Mr. Jonas’ beneficial ownership represents approximately 17.9% of the issued and outstanding shares of Class B Common Stock and 70.8% of the combined voting power of the Company’s outstanding capital stock, based on 1,574,326 shares of Class A Common Stock and 23,587,244 shares of Class B Common Stock, issued and outstanding as of October 20, 2023. Stockholders are entitled to three votes for each share of Class A Common Stock held by them and one-tenth of one vote for each share of Class B Common Stock held by them.

(b) This filing relates to shares that are owned directly by the Reporting Person, shares that are beneficially owned by the Reporting Person, and shares that are owned by trusts and other entities that are for the benefit of the Reporting Person’s children or where the Reporting Person and such children hold the pecuniary interests in the shares. In certain instances, Howard S. Jonas may be in a position to influence voting or dispositive decisions notwithstanding his having no legal or formal voting or dispositive control over the shares.

This filing identifies Howard S. Jonas as having joint control, including the power to cast or direct the casting of one-tenth of a vote per share, as well as to dispose or direct the disposition of such shares, over the following shares: (i) 1,811,711 shares of Class B Common Stock held by The HSJ 2019 Remainder Trust, of which Peak Trust Company - NV serves as trustee; (ii) 78,016 shares of Class B Common Stock held by The HSJ 2022 Annuity Trust I, of which David Polinsky serves as trustee; (iii) 197,641 shares of Class B Common Stock held by The Jonas Foundation, of which Mr. Jonas and his wife, Deborah Jonas, serve as co-trustees; and (iv) 342,779 shares of Class B Common Stock held by Chartwell Holding, LLC, of which Mr. Jonas and Deborah Jonas serve as the sole beneficiaries.

As used herein, the term “beneficially owns” shall be construed as defined by Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(c) Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Items 4 and 5 of this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023

/s/ Joyce J. Mason
Joyce J. Mason
Attorney-in-Fact

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